

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

May 20, 2010

Via U.S. Mail

Tom Hamilton
Managing Director
BCAP LLP
745 Seventy Avenue
New York, NY 10019

> **Re:** **BCAP LLC**
> **Amendment No. 1 to Form S-3**
> **Filed May 11, 2010**
> **File No. 333-165440**

Dear Mr. Hamilton:

We have reviewed your responses to the comments in our letter dated April 5, 2010 and have the following additional comments. Please note that all page references below correspond to the version of your filing on EDGAR.

Base Prospectus

Residential Loans, page 63

1. We note your response to our prior comment 5. Please confirm that you will provide disclosure in your summary section which quantifies any material concentration of loans which were made (1) as exceptions or modifications to specified underwriting criteria or (2) pursuant to unspecified underwriting criteria.

Shelf Certificates Prospectus Supplement

Summary, page 7

2. We note your response to our prior comment 6; however, please revise to provide a more detailed flow of funds chart here and in the Shelf Notes Prospectus Supplement. Your charts should provide enough information so that investors can clearly understand the payment characteristics of the classes of securities that are

offered by the prospectuses. Include information about the payment of fees and expenses. Refer to Item 1103(a)(3)(vi) of Regulation A-B.

* * * * *

As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3412 with any other questions.

Regards,

Amanda Ravitz
Branch Chief - Legal

cc: Edward E. Gainor
        Fax: (202) 373-6379